02041886

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E.
6-3-02

For the month of June, 20 02

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant's name into English)

SEC MAIL PROCESSING
RECEIVED
JUN 24 2002
WASH. D.C. 104 SECTION

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form-20-F or Form 40-F
Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐ No ☑

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date June 18th, 2002

By (Signature)

Setiawan Sulistyono
Head of Investor Relation Unit

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securities holders.

SEC 1815 (7-91)

PROCESSED
JUN 27 2002
THOMSON
FINANCIAL

TELKOM

# PRESS RELEASE

No.TEL 348 /PR000/UHI/2002

## CLARIFICATION ON TELKOM'S 2003 CAPEX MENTIONED IN ITS 2001 ANNUAL REPORT ON FORM 20-F

**Bandung, June 18, 2002** – PT Telekomunikasi Indonesia, Tbk. ("TELKOM") would like to clarify its 2003 capital expenditures ("Capex") mentioned in its 2001 Annual Report on Form 20-F page 118 "table of TELKOM's historical and planned capital expenditure for the periods indicated", as follows :

The total amount of Telkom's capex (Subtotal TELKOM) of Rp 7,583.3 billion was written : **year ended of December 31 2003,** should be : **year ended of December 31, 2003 and 2004**.

**Setiawan Sulistyono**
Head of Investor Relations Unit

*For further information please contact:*


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|---|---|---|
| PT Telekomunikasi Indonesia, Tbk.<br>Investor Relations Unit<br>E-mail: investor@telkom.co.id | Bandung office:<br>Tel.: 62-22-4527337<br>Fax.: 62-22-7104743 | Jakarta office:<br>Tel.: 62-21-5215109<br>Fax.: 62-21-5220500 |